PROMISSORY NOTE

December 11, 2015	$50,000.00

XTI Aircraft Company (“Maker”) hereby acknowledges receipt of $50,000.00 fromJeffrey Pino (“Holder”), which Maker represents it appliedas working capital of Maker in the normal course of business. Upon written demand at any time, Makerhereby promises to pay to Holder the borrowed amount of $50,000.00 plus simple interest accruing at the rate of 3% per annum,or any specified portion of said principal (and applicable interest at said rate), at a location to be designated by Holder.

Further, in addition to all other rights of Holder under this Note, upon written notice from Holder to Makerat any time during the term of this Note and from time-to-time, Holder may elect at his sole discretion to convert all or any portion of theremaining balance into common stock of the Maker, with the conversion price being equivalent to the good faith estimated value of the Maker’s common stock (which shall be agreed upon between Maker and Holder) as of the date on which the Maker receives said notice.

Holder shall have the right to assign this Note to a third party. Maker waives presentment and notice.

XTI Aircraft Company

By:
David E. Brody, Chairman